Exhibit 21

Subsidiaries of the Registrant
Name	Jurisdiction of Incorporation
MapInfo Australia Pty. Limited	Australia
MapInfo Canada Inc.	Canada
MapInfo GmbH	Germany
MapInfo Limited	England
MapInfo UK Limited	England